Filed pursuant to Rule 424(b)(5)
File No. 333-130089

Pricing Supplement No. 18 dated May 8, 2006.
(To Prospectus dated April 12, 2006 and Prospectus Supplement dated April 12, 2006)
This Pricing Supplement consists of 2 pages.

Hartford Life Insurance Company
Depositor

Fixed Rate IncomeNotes[sm] (that are also asset-backed securities)
Issued through and Obligations of

Hartford Life Global Funding Trust 2006-054
(Issuing Entity)

5.75% Callable Notes due May 15, 2012

The description in this pricing supplement of the particular terms of the 5.75% IncomeNotes[sm] (that are also asset-backed securities) offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the notes and the funding agreements set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.

PROVISIONS RELATING TO THE NOTES

Interest Rate:	5.75%	Trade Date:	May 15, 2006
Price to Public:	100%	Issuance Date:	May 18, 2006
Agent's Discount:	1.10%	Stated Maturity Date:	May 15, 2012
CUSIP Number:	41659FKC7	Initial Interest Payment Date:	November 15, 2006
Day Count Convention:	30/360	Interest Payment Frequency:	Semi-Annually

Optional Redemption: Yes [X] No [ ]
Optional Redemption Date: May 15, 2008
or any Interest Payment Date thereafter.
Initial Redemption Percentage: 100%
Annual Percentage Reduction: N/A
Redemption may be: [X] In whole only.
[ ] In whole or in part.

Securities Exchange Listing: None.

Other Provisions Relating to the Notes: None.

Regular Record Dates: 15 days prior to any Interest Payment Date.

The Survivor's Option [X] is [ ] is not available
Annual Put Limitation: $1 million or 1%
Individual Put Limitation: $250,000
Trust Put Limitation: N/A

Authorized Denominations: $1,000 integral amounts.

Special Tax Considerations: None.

Agents : Bear, Stearns & Co. Inc.; A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; Charles Schwab & Co., Inc.; Citigroup; Fidelity Capital Markets Services, a division of National Financial Services, LLC; Merrill Lynch & Co.; Morgan Stanley; Piper Jaffray & Co.; Raymond James; RBC Dain Rauscher, Inc.; Scott & Stringfellow, Inc.; UBS Financial Services, Inc.; Wachovia Securities

INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life Insurance Company

Interest Rate:	5.75%	Effective Date:	May 18, 2006
Funding Agreement:	FA-406054	Stated Maturity Date:	May 15, 2012
Day Count Convention:	30/360	Initial Interest Payment Date:	November 15, 2006
Special Tax Considerations:	None.	Interest Payment Frequency:	Semi-Annually

Optional Redemption: Yes [X] No [ ]
Optional Redemption Date: May 15, 2008
    or any Interest Payment Date thereafter.
    Initial Redemption Percentage: 100%
    Annual Percentage Reduction: N/A
    Redemption may be: [X] In whole only.
                   [ ] In whole or in part.

Survivor Option: Under the Funding
    Agreement, Hartford Life Insurance
    Company [X] is [ ] is not required to
    provide the Trust with amounts it needs to
    honor valid exercises of the Survivor's
    Option.

Other Provisions Relating to the Funding
Agreement: None.

Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by John F. Kennedy, Associate Counsel.

INFORMATION PERTAINING TO THE RATINGS OF THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of May 18, 2006, the Notes will be rated by the indicated rating agencies as follows:

                Standard & Poor's: AA-   Moody's: Aa3
                A.M. Best: aa-   Fitch: AA

The Moody's rating also extends to the Program under which the Notes are issued.

It is anticipated that, as of May 18, 2006, the Funding Agreement will be rated by the indicated rating agencies as follows:

                Standard & Poor's: AA-   Moody's: Aa3
                A.M. Best: aa-   Fitch: AA